April 11, 2013

Michael R. Clampitt
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F street, N.E.
Washington, DC 20549

Re: **Patriot Federal Bank**
        Pre-Qualification Amendment No. 2 to the Offering Statement on Form 1-A
        Commission File No. 024-10345

Dear Mr. Clampitt:

We would like to have this Amendment become qualified on Monday April 15, 2013, or as soon as practicable thereafter, and therefore respectively request an order to that effect.

We hereby acknowledge the following:

- That should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at your earliest convenience should you have any questions or comments concerning the filing.

                           PATRIOT FEDERAL BANK

                           By: _____
                               Stanley K. Dickson
                               Executive vice president & CFO

cc: Rich Engel, Mackenzie Hughes LLP
       Mike Stanczyk, Mackenzie Hughes LLP



EQUAL HOUSING LENDER
Member FDIC

211 Erie Blvd.	311 N. Comrie Ave	4781 State Highway 30
Canajoharie, NY 13317	Johnstown, NY 12095	Amsterdam, NY 12010
(518) 673-4400	(518) 762-7700	(518) 843-5841

(M0250821)